Exhibit 12

The McGraw-Hill Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	June 30, 2004		June 30, 2003
	Six	Twelve	Six
(in thousands)	Months	Months	Months
Earnings
Earnings from continuing operations before income tax expense (Note)	$352,210	$1,184,094	$281,792
Fixed charges	38,934	75,096	36,249

Total Earnings	$391,144	$1,259,190	$318,041

Fixed Charges (Note)
Interest expense	$7,985	$13,684	$6,576
Portion of rental payments deemed to be interest	30,949	61,412	29,673

Total Fixed Charges	$38,934	$75,096	$36,249

Ratio of Earnings to Fixed Charges	10.0x	16.8x	8.8x

(Note)	For purposes of computing the ratio of earnings to fixed charges, “earnings from continuing operations before income taxes” excludes undistributed equity in income of less than 50%-owned companies, primarily the Company’s earnings in its 45% interest in Rock-McGraw, Inc. The Rock-McGraw earnings for the six and twelve month periods ended June 30, 2004 were $0 million and $8.5 million, respectively and $8.1 million for the six months ended June 30, 2003. “Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 12 to the Company’s consolidated financial statements for the quarterly period ended June 30, 2004); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

Earnings from continuing operations before income tax expense for the twelve month period ended June 30, 2004 includes a $131.3 million pre-tax gain on the sale of 45% interest of Rock-McGraw, Inc., 1221 Building.

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